

Investor Presentation (Q2 2019)
(WSBC financials as of Q1 2019)

John Iannone

Vice President, Investor Relations

304-905-7021

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's Form 10-K for the year ended December 31, 2018 and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC") , including WSBC's Form 10-Q for the quarter ended March 31, which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including, without limitation, the effects of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to WesBanco and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the SEC, the Financial Institution Regulatory Authority, the Municipal Securities Rulemaking Board, the Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; cyber-security breaches; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.



Key Differentiators

➢ ***WesBanco*** *[noun] \wes-baŋ-co\ – an emerging regional financial services institution, with a community bank at its core, focused on enhancing shareholder value*

Balanced and Diversified with Unique Long-Term Advantages	➢ Balanced loan and deposit distribution across footprint ➢ Diversified earnings streams built for long-term success ➢ Strong market positions in economically diverse, major markets with positive demographic trends ➢ Robust legacy deposit base, enhanced by shale gas royalties
Distinct and Well-Executed Long-Term Growth Strategies	➢ Diversified growth engines with distinct strategies and established lending and wealth management teams ➢ Solid fee income generation led by wealth management ➢ Focus on positive operating leverage built upon a culture of expense management
Legacy of Credit Quality, Risk Management, and Shareholder Focus	➢ Strong legacy of credit quality and regulatory compliance ➢ Six consecutive "outstanding" CRA ratings since 2003 ➢ Critical, long-term focus on shareholder return through dividend and earnings growth ➢ History of successful franchise-enhancing acquisitions



Balanced and Diversified

- Balanced loan and deposit distribution across diverse regional footprint
- Strong market positions across legacy and major metropolitan markets
- Diversified revenue generation engines supported by 100-year old trust business and proprietary mutual fund family

Strong Market Positions in Major Markets



Akron
Canton
Ohio
#10
Pittsburgh
Wheeling
#14
Columbus
#13
Dayton
Indianapolis
Pennsylvania
Morgantown
Indiana
#14
Cincinnati
Bloomington
West Virginia
#2
#10
Louisville
#1
Frankfort
Kentucky
Charleston
Huntington
Fort Knox
#1
Elizabethtown
Lexington
#9

Broad and Balanced Market Distribution



Loans
KY 19%
WV 27%
IN 6%
PA 17%
OH 31%
Deposits
KY 21%
WV 34%
IN 5%
PA 16%
OH 24%



Note: loan and deposit data as of 3/31/2019; location data as of 5/1/2019; market share based on 2018 MSA deposit rankings (approximated on map by circles) (Pittsburgh MSA excludes BNY Mellon; Columbus MSA excludes Wells Fargo branch & Nationwide Insurance) (source: S&P Global)



Investment Rationale

➢ Balanced financial services company with a diversified earnings stream and a strong legacy of credit and risk management

➢ Disciplined growth that delivers positive operating leverage

➢ Emphasis on customer service to ensure relationship value that meets all customer needs efficiently and effectively

➢ Focus on shareholder value through earnings and dividend growth

➢ Distinct, and well-executed, long-term growth strategies built upon unique long-term advantages
  ▪ Core funding advantage driven by Marcellus and Utica shale regions
  ▪ Presence in diversified major markets supported by positive demographics and established lending and wealth management teams
  ▪ Solid wealth management business led by century-old, $4.5B trust operation
  ▪ Fundamental focus on expenses, enhanced by the "Wheeling advantage"

WesBanco – well-positioned for continued, high-quality growth



Note: assets as of 3/31/2019



Strategies for Long-Term Success

Long-Term Growth Strategies



Diversified Loan Portfolio with C&I and Home Equity Lending Focus

Long History of Strong Wealth Management Capabilities

Retail Banking Service Strategies & Core Deposit Advantage

Franchise-Enhancing Expansion within Contiguous Markets

Focus on Delivering Positive Operating Leverage

Strong Legacy of Credit Quality, Risk Management, and Compliance

Diversified Loan Portfolio

- ➢ Focus on strategic growth, diversification, and credit quality
  - ▪ Expansion of Commercial & Industrial (C&I), HELOC, and Residential Mortgage portfolios
  - ▪ Maintain high credit standards

- ➢ Full suite of treasury management products, including international services, foreign exchange, and enhanced wire and lockbox capabilities

- ➢ Average loans to average deposits ratio of 87.0% provides opportunity for continued loan growth

- ➢ Manageable lending exposure, with no significant concentrations, to the energy, hotel, and retail industries



$7.7 Billion Loan Portfolio

- Comm'l & Industrial 17%
- Consumer 4%
- HELOC 8%
- Residential R/E 21%
- Comm'l R/E: Land, Construction 7%
- Comm'l R/E: Improved Property 43%

Five-Year CAGR

Loan Category	Total	Organic
C&I	18%	7%
HELOC	16%	8%
Comm'l R/E (Total)	15%	3%
Residential R/E	13%	2%
Consumer	7%	(6%)



Note: loan and deposit data as of quarter ending 3/31/2019; CAGR based on 3/31/2014; organic CAGR excludes loans acquired from Farmers Capital Bank Corporation (8/20/2018), First Sentry Bancshares (4/5/2018), Your Community Bankshares (9/9/2016), and ESB Financial (2/10/2015)

Strong Wealth Management Capabilities

Trust & Investments

- $4.5B of trust and mutual fund assets under management
- 6,000+ relationships
- Growth opportunities from shale-related private wealth management
- Expansion in Kentucky and Indiana
- *WesMark* funds



Insurance

- Personal, commercial, title, health, and life
- Expand title business in all markets
- Applied quotation software utilization (personal)
- Third-party administrator (TPA) services for small business healthcare plans

Securities Brokerage

- Securities investment sales
- Licensed banker program
- Investment advisory services
- Regional player/coach program
- Expand external business development opportunities
- Expansion in Kentucky and Indiana



Private Banking

- $660MM in private banking loans and deposits
- 2,250+ relationships
- Growth opportunities from shale-related private wealth management
- Expansion in Kentucky and Indiana

Note: assets, loans, deposits, and clients as of 3/31/2019; chart financials as of 12/31 unless otherwise stated; trust assets includes ~$0.6B from Farmers Capital Bank Corporation merger (closed August 2018)

8



Franchise Expansion

- Targeted acquisitions in existing markets and new higher-growth metro areas
- Critical, long-term focus on shareholder return
- Strong capital and liquidity, along with strong regulatory compliance processes, provides ability to execute transactions quickly
- Diligent efforts to maintain a community bank oriented value-based approach to our markets
- History of successful acquisitions that have improved earnings



Contiguous Markets Radius

South Bend
Toledo
Cleveland
Akron
Youngstown
Canton
Fort Wayne
PENNSYLVANIA
OHIO
Pittsburgh
HARRISBURG
INDIANA
INDIANAPOLIS
COLUMBUS
Dayton
Cincinnati
Bloomington
MARYLAND
Baltimore
Washington
WEST VIRGINIA
Huntington
Louisville
Lexington
KENTUCKY
VIRGINIA
RICHMOND
Roanoke
Virginia Beach
NASHVILLE
TENNESSEE
Knoxville
Kingsport

Franchise-Enhancing Acquisitions

- FFKT: announced Apr-18; closed Aug-18
- FTSB: announced Nov-17; closed Apr-18
- YCB: announced May-16; closed Sep-16
- ESB: announced Oct-14; closed Feb-15
- Fidelity: announced Jul-12; closed Nov-12
- AmTrust: announced Jan-09; closed Mar-09
- Oak Hill: announced Jul-07; closed Nov-07



Note: AmTrust was an acquisition of five branches

Positive Operating Leverage

➢ History of successful franchise-enhancing acquisitions and disciplined growth, balanced by a fundamental focus on expense management, in order to deliver positive operating leverage and enhance shareholder value



Assets up 133%

Efficiency Ratio down 824bp

Fidelity Merger (Nov-12)

Lending & Revenue Diversification Strategy Begun

ESB Merger (Feb-15)

$10B Asset Threshold Preparations Begun

YCB Merger (Sep-16)

FTSB Merger (Apr-18) FFKT Merger (Aug-18)

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019 (3/31YTD)
Efficiency Ratio	64.13%	60.81%	59.50%	60.98%	60.99%	59.59%	57.05%	56.69%	56.44%	54.60%	55.89%
Assets ($B)	$5.4	$5.4	$5.5	$6.1	$6.1	$6.3	$8.5	$9.8	$9.8	$12.5	$12.6
Operating Leverage	*0.6x*	*9.6x*	*4.2x*	*0.7x*	*1.6x*	*10.9x*	*2.2x*	*1.9x*	*1.8x*	*2.5x*	*1.7x*

■ Assets ($B) —■— Efficiency Ratio (YTD)

Note: financial data as of 12/31; current year data as of 3/31/2019; please see the reconciliations in the appendix

10

Returning Value to Shareholders

- Focus on appropriate capital allocation to provide financial flexibility while continuing to enhance shareholder value through dividend and earnings growth
- Q1 2019 dividend payout ratio of 39.7% provides upside potential
- Q1 2019 dividend yield 3.1%, compared to 2.4% for bank group

Quarterly Dividend per Share ($)



+121%
$0.31
$0.14
4Q10
1Q19

Tangible Book Value per Share ($)



+69%
$20.49
$12.09
4Q10
1Q19

Note: dividend through February 2019 declaration announcement; WSBC dividend payout ratio based on earnings per share excluding merger-related costs; WSBC dividend yield based upon 4/26/2019 closing stock price of $40.50; bank group ($7B to $15B total assets) dividend data as of 4/26/2019 (source: S&P Global)



Financial Overview

Financial Performance Summary (Non-GAAP)

($000s, except earnings per share)	Three Months Ending		
	3/31/2018	3/31/2019	*Change*
Net Income [1]	$33,722	**$42,791**	*26.9%*
Diluted Earnings per Share [1]	$0.76	**$0.78**	*2.6%*
Net Charge-Offs / (Recoveries) as % of Average Loans [2]	0.07%	**0.07%**	*0bp*
Net Interest Margin (FTE)	3.38%	**3.68%**	*30bp*
Return on Average Assets [1]	1.37%	**1.39%**	*2bp*
Return on Average Tangible Equity [1]	17.20%	**16.56%**	*(64bp)*
Efficiency Ratio [1]	55.12%	**55.89%**	*77bp*

(1) excludes after-tax merger-related expenses
(2) represent annualized net loan charge-offs as percentage of average loans
Note: please see the reconciliations to GAAP results in the appendix; Farmers Capital Bank Corporation merger closed August 2018; First Sentry Bancshares merger closed April 2018



13

Financial and Operational Highlights – Q1 2019

➢ Strong profitability with year-over-year growth in earnings supported by solid credit quality and expense management

➢ Net income up 26.9% to $42.8 million and, reflecting higher shares outstanding due to acquisitions, EPS up 2.6% to $0.78 (excluding certain costs)
  ▪ Net interest margin of 3.68%, improved both sequentially and year-over-year
  ▪ Strong efficiency ratio of 55.9%, relatively stable during the last six quarters
  ▪ Return on average tangible common equity of 16.6% (excluding certain costs)
  ▪ Continued strength across key credit quality ratios, including non-performing assets, past due loans, provision for credit losses, and net loan charge-offs

➢ Focused on generating positive operating leverage and profitability while maintaining legacy of sound credit quality
  ▪ Increasing long-term shareholder value through earnings and dividend growth
  ▪ Completed data systems and signage conversion of FFKT merger, and consolidated six financial centers

➢ Earned the #7 ranking in the United States from Forbes magazine's World's Best Banks ranking, based on customer satisfaction and feedback



Note: financial data as of quarter ending 3/31/2019, and compared to the quarter ending 3/31/2018; certain costs excludes after-tax merger-related expenses; please see the reconciliations to GAAP results in the appendix

Net Interest Margin (NIM)

- ➢ NIM continues to reflect the benefit to asset yields from the increases in the Federal Reserve Board's target federal funds rate during 2018 and the higher margins on the acquired Farmers Capital net assets plus purchase accounting, partially offset by higher overall funding costs and a flattening of the yield curve

- ➢ NIM improvement benefits from future loan repricing with partial offsets from the factors affecting NIMs across the industry, including a very flat spread between the 2-year to 10-year Treasury yields and an overall low long-term rate environment

  - ▪ Core deposit funding advantage, combined with a low loan-to-deposit ratio, will help to maintain overall deposit funding costs



Net Interest Margin (FTE)

Annual				Quarterly		
3.32%	3.44%	3.52%		3.42%	3.38%	3.68%
2016	2017	2018		1Q17	1Q18	1Q19



Note: the "yield curve" represents the spread difference in the market yields for the 2-year and 10-year U.S. Treasury securities; the spread was ~125bp at 12/31/2016 and declined to ~17bp at 3/31/2019 (source: Federal Reserve H.15 Selected Interest Rates)

Benefits of Core Deposit Funding Advantage

➢ Robust legacy deposit base, enhanced by shale energy-related royalties

- Land owner royalties from energy companies are decades-long contracts
- These royalties have averaged low 8-figure monthly deposit in-flows for WesBanco, and have helped control total deposit funding costs (incl. non-int. bearing)
  - 16% total deposit beta on +75bp Fed Funds Rate increases since 3/31/2018

➢ Total demand deposits 52% of total deposits (vs. 37% 5 years ago)

➢ During the last five years:

- Total deposits (excluding CDs) have grown organically at a 4% CAGR
- Total demand deposits have grown organically at a 7% CAGR



Avg Deposits as of 3/31/2014

CDs 28%
Non-int Bearing DD 20%
Int Bearing DD 17%
Money Mkt 19%
Savings 16%

Funding Cost
Interest-Bearing = 0.45%
Total Deposits = 0.36%



Avg Deposits as of 3/31/2018

CDs 17%
Non-int Bearing DD 27%
Savings 18%
Money Mkt 14%
Int Bearing DD 24%

Funding Cost
Interest-Bearing = 0.47%
Total Deposits = 0.35%



Avg Deposits as of 3/31/2019

CDs 16%
Non-int Bearing DD 28%
Savings 19%
Money Mkt 13%
Int Bearing DD 24%

Funding Cost
Interest-Bearing = 0.65%
Total Deposits = 0.47%



Note: deposit data as of 3/31/2014, 3/31/2018, and 3/31/2019, and reflects quarterly averages; royalty deposit in-flows represent a YTD average

16

Risk Management and Regulatory Compliance

- Strong legacy of credit and risk management
  - Based upon conservative underwriting standards
- Mature enterprise risk management program headed by Chief Risk Officer addressing key risks in all business lines and functional areas
- Enhanced compliance and risk management system and testing platform
  - Strong and scalable BSA/AML function
- Strong regulatory capital ratios significantly above regulatory requirements
- Six consecutive "outstanding" CRA ratings since 2003

Basel III Tier 1 Risk-Based Capital Ratio



14.31%
14.26%
14.32%
15.09%
15.31%
Required
6.0%
1Q18
2Q18
3Q18
4Q18
1Q19

Basel III Common Equity Tier 1 Capital Ratio



12.33%
12.38%
12.41%
13.14%
13.47%
Required
4.5%
1Q18
2Q18
3Q18
4Q18
1Q19

Note: Farmers Capital Bank Corporation merger closed August 2018; First Sentry Bancshares merger closed April 2018

Favorable Operating Metrics

➤ Disciplined execution upon growth strategies providing favorable performance versus peer group across key operating metrics

Return on Average Tangible Equity



Return on Average Assets



Efficiency Ratio



Non-Performing Assets to Total Assets



* 2017 Peer Average adjusted for net deferred tax asset revaluation (sources: S&P Global, company reports)
Note: financial data as of 12/31; current YTD data as of 3/31/2019; please see the reconciliations in the appendix; peer group includes SRCE, CHFC, CBU, EGBN, FNB, FCF, FFBC, FRME, NBTB, ONB, PRK, PNFP, STBA, TMP, TOWN, UBSH, UBSI; peer ratios from S&P Global and company reports (as of 4/29/2019) and represent simple averages for ROATCE & efficiency ratio, and weighted averages for ROAA & NPAs to Assets; passage of the "Tax Cuts and Jobs Act" in late-2017 positively impacts ROAA and ROTCE from 2018 forward

18



Appendix

Stock Performance: Long-Term Cumulative Return



Note: cumulative return since WSBC IPO compared to the cumulative return for the S&P500 Index over the same time period

20

Long-Term Core Deposit Funding Advantage



(WSBC) WesBanco Inc.

⚫ US Branches: Current

Map upload

Company Total Deposit Market Share 2018 (%)

▢	0.10 - 0.60
▢	0.60 - 1.90
▢	1.90 - 5.00
▢	5.00 - 7.00
▢	7.00 - 10.00
▢	10.00 - 15.00
▢	15.00 - 17.00
▢	17.00 - 27.00
▢	27.00 - 38.30
▢	38.30 - 75.92

Shale Formations & Infrastructure

— Marcellus Shale region
— Utica Shale region
☀ Shell cracker plant
? proposed cracker plant
▢ proposed Appalachia storage

Columbus

Columbus #13 Mkt Share

Dayton

Wheeling

Pittsburgh #10 Mkt Share

?

Pennsylvania

Morgantown

INDIANA

Indiana

Ohio

Kentucky

Huntington

W. Virginia #2 Mkt Share

West Virginia

Louisville

Frankfort

Lexington

Sources: location data as of 2/5/2019; county deposit share and market share based on 2018 MSA deposit rankings (Pittsburgh MSA excludes BNY Mellon; Columbus MSA excludes single Wells Fargo branch & Nationwide Insurance) (source: S&P Global); shale formations & infrastructure various

Interest Rate Sensitivity

➤ Positioned for asset sensitivity in a rising interest rate environment

Immediate Change in Interest Rates	Change in Net Interest Income from Base over One Year	
	December 31, 2018	**March 31, 2019**
+1% Rate Shock	+2.1%	+3.0%
+2% Rate Shock	+3.9%	+5.6%
+3% Rate Shock	+6.4%	+8.3%
(1%) Rate Shock	(2.1%)	(2.3%)
(2%) Rate Shock	(5.8%)	(7.3%)
EVE +2% Rate Shock	(10.8%)	(4.7%)
EVE (1%) Rate Shock	+2.7%	+1.0%



Note: "EVE" is the economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios

Experienced and Stable Management Team

Executive	Position	Years in Banking	Years at WSBC
Todd Clossin	President & Chief Executive Officer	35	6
Robert Young	EVP – Chief Financial Officer	33	18
Ivan Burdine	EVP – Chief Credit Officer	39	6
Jonathan Dargusch	EVP – Wealth Management	38	9
Steve Lawrence	EVP – Chief Internal Auditor	39	25
Michael Perkins	EVP – Chief Risk & Administration Officer	31*	24
Anthony Pietranton	EVP – Human Resources	31**	6
Brent Richmond	EVP – Treasury & Strategic Planning	34	17
Jayson Zatta	EVP – Chief Banking Officer	33	11



* in financial services, including 23 in banking   ** in financial services, including nine in banking

Financial Performance Summary Trend – Annual



Net Income [1] ($MM)

$70.8 (2014), $88.0 (2015), $95.3 (2016), $107.9 (2017), $157.2 (2018)



Efficiency Ratio [1]

59.59% (2014), 57.05% (2015), 56.69% (2016), 56.44% (2017), 54.60% (2018)



Return on Average Assets [1]

1.13% (2014), 1.08% (2015), 1.07% (2016), 1.09% (2017), 1.39% (2018)



Return on Average Tangible Equity [1]

15.57% (2014), 14.58% (2015), 13.96% (2016), 13.90% (2017), 17.78% (2018)

[1] excludes merger-related expenses and net deferred tax asset revaluation (as applicable)
Note: please see the reconciliations to GAAP results in the appendix; Farmers Capital Bank Corporation merger closed August 2018; First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016; ESB Financial merger closed February 2015



Diligent Focus on Credit Quality – Annual Trend

➢ Loan loss allowance decline due to improvement in credit quality

Net Charge-Offs as % of Average Loans



Legacy Loan Loss Allowance and Total Loans



Non-Performing Assets to Total Assets



NPAs to Total Loans, OREO & Repossessed Assets



Note: please see the reconciliations to GAAP results in the appendix; Farmers Capital Bank Corporation merger closed August 2018; First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016; ESB Financial merger closed February 2015; "Legacy" as defined in WSBC's ALLL model glossary are "loans that were originated by WesBanco Bank, Inc."

Commercial Loan Outstanding Detail – Year-End

Commercial Real Estate by Property Type ($MM)

	12/31/2018						12/31/2015					
	Land & Construction	Improved Investment	Owner Occupied	Total CRE	% of Total CRE	Loans	Land & Construction	Improved Investment	Owner Occupied	Total CRE	% of Total CRE	Loans
Multi-Family	$145.1	$485.2	$0.1	$630.4	16.4%	8.2%	$132.3	$332.5	$0.0	$464.7	20.6%	9.2%
1-4 Family	$46.7	$424.4	$3.7	$474.7	12.3%	6.2%	$22.3	$171.0	$0.5	$193.8	8.6%	3.8%
Office	$45.4	$262.0	$150.7	$458.1	11.9%	6.0%	$38.4	$170.1	$58.9	$267.3	11.8%	5.3%
Mixed Use	$33.1	$234.5	$141.8	$409.5	10.6%	5.3%	$1.0	$136.1	$57.7	$194.9	8.6%	3.8%
Lodging	$49.5	$329.9	$0.0	$379.4	9.8%	5.0%	$23.9	$182.7	$0.0	$206.6	9.2%	4.1%
Retail	$4.8	$292.1	$59.8	$356.7	9.3%	4.7%	$32.2	$223.8	$41.5	$297.4	13.2%	5.9%
Hosp./Sr. Living	$20.0	$46.9	$125.0	$191.9	5.0%	2.5%	$8.3	$50.4	$62.5	$121.2	5.4%	2.4%
Industrial	$8.0	$71.8	$87.4	$167.2	4.3%	2.2%	$1.0	$43.7	$57.1	$101.9	4.5%	2.0%
Land	$92.8	$53.3	$11.8	$158.0	4.1%	2.1%	$68.4	$12.1	$1.5	$82.1	3.6%	1.6%
Dormitory	$26.7	$39.3	$0.0	$66.0	1.7%	0.9%	$8.7	$17.8	$0.0	$26.6	1.2%	0.5%
Other (7 categories)	$56.0	$187.6	$318.2	$561.7	14.6%	7.3%	$8.3	$80.8	$210.8	$299.9	13.3%	5.9%
Total CRE	**$528.1**	**$2,427.0**	**$898.6**	**$3,853.7**	100.0%	50.3%	**$344.7**	**$1,421.1**	**$490.5**	**$2,256.4**	100.0%	44.5%
% of Total CRE	13.7%	63.0%	23.3%	100.0%			15.3%	63.0%	21.7%	100.0%		
% of Total Loans	6.9%	31.7%	11.7%	50.3%			6.8%	28.0%	9.7%	44.5%		

Commercial & Industrial and Owner-Occupied CRE by Property Type ($MM)

	12/31/2018							12/31/2015						
	C&I	% Total C&I	CRE Owner Occupied	% Total CRE	Total C&I + Owner Occ.	% of Total Category	Loans	C&I	% Total C&I	CRE Owner Occupied	% Total CRE	Total C&I + Owner Occ.	% of Total Category	Loans
Services (total)	$180.4	14.3%	$109.6	12.2%	$290.0	13.4%	3.8%	$80.9	11.0%	$104.5	21.3%	$185.5	15.1%	3.7%
Healthcare (total)	$76.6	6.1%	$195.1	21.7%	$271.8	12.6%	3.5%	$80.6	10.9%	$91.1	18.6%	$171.6	14.0%	3.4%
Manufacturing (total)	$149.2	11.8%	$46.2	5.1%	$195.4	9.0%	2.6%	$69.1	9.4%	$30.2	6.2%	$99.3	8.1%	2.0%
Construction (total)	$118.4	9.4%	$39.9	4.4%	$158.2	7.3%	2.1%	$61.2	8.3%	$22.1	4.5%	$83.3	6.8%	1.6%
Retail (Non-Automobile)	$49.6	3.9%	$96.9	10.8%	$146.4	6.8%	1.9%	$23.3	3.2%	$80.4	16.4%	$103.7	8.4%	2.0%
Wholesale & Distribution	$94.0	7.4%	$23.4	2.6%	$117.5	5.4%	1.5%	$41.6	5.6%	$14.5	2.9%	$56.1	4.6%	1.1%
Religious Organizations	$41.0	3.2%	$63.1	7.0%	$104.2	4.8%	1.4%	$32.3	4.4%	$25.2	5.1%	$57.5	4.7%	1.1%
Government	$93.0	7.3%	$10.0	1.1%	$103.0	4.8%	1.3%	$49.6	6.7%	$7.5	1.5%	$57.2	4.7%	1.1%
Finance & Insurance	$60.6	4.8%	$5.3	0.6%	$65.9	3.0%	0.9%	$50.9	6.9%	$6.8	1.4%	$57.7	4.7%	1.1%
Energy (total)	$40.5	3.2%	$12.0	1.3%	$52.5	2.4%	0.7%	$48.5	6.6%	$4.8	1.0%	$53.3	4.3%	1.1%
Other (9 categories)	$362.2	28.6%	$297.1	33.1%	$659.3	30.5%	8.6%	$199.9	27.1%	$103.3	21.1%	$303.2	24.7%	6.0%
Total CRE	**$1,265.5**	100.0%	**$898.6**	100.0%	**$2,164.1**	100.0%	28.3%	**$737.9**	100.0%	**$490.5**	100.0%	**$1,228.4**	100.0%	24.2%
% of Total Loans	16.5%		11.7%		28.3%			14.5%		9.7%		24.2%		

Note: loan data as of December 31st period ends (as reported in applicable Form 10-K) and includes acquired loans from the Farmers Capital Bank Corporation (August 2018), First Sentry Bancshares (April 2018), Your Community Bankshares (September 2016), and ESB Financial (February 2015) mergers

Reconciliation: Efficiency Ratio & Operating Leverage

	Three Months Ending		Twelve Months Ending									
($000s)	3/31/2018	3/31/2019	12/31/2009	12/31/2010	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016	12/31/2017	12/31/2018
Non-Interest Expense	$54,571	$74,432	$149,648	$141,152	$140,295	$150,120	$160,998	$161,633	$193,923	$208,680	$220,860	$265,224
Restructuring & Merger-Related Expense	($245)	($3,107)	($1,815)	($175)	$0	($3,888)	($1,310)	($1,309)	($11,082)	($13,261)	($945)	($17,860)
Non-Interest Expense (excluding restructuring & merger-related expense)	**$54,326**	**$71,325**	**$147,833**	**$140,977**	**$140,295**	**$146,232**	**$159,688**	**$160,324**	**$182,841**	**$195,419**	**$219,915**	**$247,364**
Net Interest Income (FTE-basis)	$74,577	$99,834	$165,916	$172,235	$175,885	$175,027	$192,556	$200,545	$246,014	$263,232	$300,790	$352,760
Non-Interest Income	$23,980	$27,773	$64,589	$59,599	$59,888	$64,775	$69,285	$68,504	$74,466	$81,499	$88,840	$100,276
Total Income	**$98,557**	**$127,607**	**$230,505**	**$231,834**	**$235,773**	**$239,802**	**$261,841**	**$269,049**	**$320,480**	**$344,731**	**$389,630**	**$453,036**
Efficiency Ratio	**55.12%**	**55.89%**	**64.13%**	**60.81%**	**59.50%**	**60.98%**	**60.99%**	**59.59%**	**57.05%**	**56.69%**	**56.44%**	**54.60%**
Net Interest Income (before provision expense)(non-FTE)	$73,292	$98,361	$158,372	$166,092	$169,365	$168,351	$185,487	$193,228	$236,987	$253,330	$290,295	$347,236
Non-Interest Income	$23,980	$27,773	$64,589	$59,599	$59,888	$64,775	$69,285	$68,504	$74,466	$81,499	$88,840	$100,276
Total Revenue	**$97,272**	**$126,134**	**$222,961**	**$225,691**	**$229,253**	**$233,126**	**$254,772**	**$261,732**	**$311,453**	**$334,829**	**$379,135**	**$447,512**
Change in Total Revenue		$28,862	$5,078	$2,730	$3,562	$3,873	$21,646	$6,960	$49,721	$23,376	$44,306	$68,377
Change in Non-Interest Expense (excluding restructuring & merger-related expense)		$16,999	$9,154	($6,856)	($682)	$5,937	$13,456	$636	$22,517	$12,578	$24,496	$27,449
Operating Leverage		**1.7x**	**0.6x**	**9.6x**	**4.2x**	**0.7x**	**1.6x**	**10.9x**	**2.2x**	**1.9x**	**1.8x**	**2.5x**



Note: “efficiency ratio” is non-interest expense excluding restructuring and merger-related expense divided by total income; FTE represents fully taxable equivalent; Farmers Capital Bank Corporation merger closed August 2018; First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016; ESB Financial merger closed February 2015; Fidelity Bancorp merger closed November 2012; AmTrust 5 branch acquisition closed March 2009

Reconciliation: Net Income and EPS (Diluted)

($000s, except earnings per share)	Three Months Ending		Twelve Months Ending				
	3/31/2018	**3/31/2019**	**12/31/2014**	**12/31/2015**	**12/31/2016**	**12/31/2017**	**12/31/2018**
Net Income	$33,529	$40,337	$69,974	$80,762	$86,635	$94,482	$143,112
Net Deferred Tax Asset Revaluation	$0	$0	$0	$0	$0	$12,780	$0
Restructuring & Merger-Related Expense (Net of Tax)	$193	$2,454	$851	$7,203	$8,619	$614	$14,109
Net Income (excluding restructuring & merger-related expense and net DTA revaluation)	**$33,722**	**$42,791**	**$70,825**	**$87,965**	**$95,254**	**$107,876**	**$157,221**
Net Income per Diluted Share	$0.76	$0.74	$2.39	$2.15	$2.16	$2.14	$2.92
Net Deferred Tax Asset Revaluation	$0.00	$0.00	$0.00	$0.00	$0.00	$0.29	$0.00
Restructuring & Merger-Related Expense per Diluted Share (Net of Tax)	$0.00	$0.04	$0.03	$0.19	$0.21	$0.02	$0.29
Earnings per Diluted Share (excluding restructuring & merger-related expenses and net DTA revaluation)	**$0.76**	**$0.78**	**$2.42**	**$2.34**	**$2.37**	**$2.45**	**$3.21**
Average Common Shares Outstanding – Diluted (000s)	44,168	54,706	29,334	37,547	40,127	44,075	49,023



Note: Farmers Capital Bank Corporation merger closed August 2018; First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016; ESB Financial merger closed February 2015

Reconciliation: Return on Average Assets

($000s)	Three Months Ending		Twelve Months Ending				
	3/31/2018	3/31/2019	12/31/2014	12/31/2015	12/31/2016	12/31/2017	12/31/2018
Net Income [1]	$135,979	$163,589	$69,974	$80,762	$86,635	$94,482	$143,112
Net Deferred Tax Asset Revaluation [1]	$0	$0	$0	$0	$0	$12,780	$0
Restructuring and Merger-Related Expenses (net of tax) [1]	$784	$9,954	$851	$7,203	$8,619	$614	$14,109
Net Income (excluding restructuring & merger-related expense and net DTA revaluation)	**$136,763**	**$173,543**	**$70,825**	**$87,965**	**$95,254**	**$107,876**	**$157,221**
Average Assets	**$9,993,364**	**$12,510,032**	**$6,253,253**	**$8,123,981**	**$8,939,886**	**$9,854,312**	**$11,337,379**
Return on Average Assets	**1.36%**	**1.31%**	**1.12%**	**0.99%**	**0.97%**	**0.96%**	**1.26%**
Return on Average Assets (excluding restructuring & merger-related expense and net DTA revaluation)	**1.37%**	**1.39%**	**1.13%**	**1.08%**	**1.07%**	**1.09%**	**1.39%**

[1] three-, six-, and nine-month (as applicable) figures are annualized

Note: Farmers Capital Bank Corporation merger closed August 2018; First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016; ESB Financial merger closed February 2015

Reconciliation: Return on Average Tangible Equity

($000s)	Three Months Ending		Twelve Months Ending				
	3/31/2018	3/31/2019	12/31/2014	12/31/2015	12/31/2016	12/31/2017	12/31/2018
Net Income [1]	$135,979	$163,589	$69,974	$80,762	$86,635	$94,482	$143,112
Amortization of Intangibles [1]	$3,479	$8,055	$1,248	$2,038	$2,339	$3,211	$5,514
Net Income before Amortization of Intangibles	**$139,458**	**$171,644**	**$71,222**	**$82,800**	**$88,974**	**$97,693**	**$148,626**
Net Deferred Tax Asset Revaluation [1]	$0	$0	$0	$0	$0	$12,780	$0
Restructuring and Merger-Related Expenses (net of tax) [1]	$784	$9,954	$851	$7,203	$8,619	$614	$14,109
Net Income before Amortization of Intangibles and Restructuring & Merger-Related Expenses and net DTA revaluation	**$140,242**	**$181,598**	**$72,073**	**$90,003**	**$97,593**	**$111,087**	**$162,735**
Average Total Shareholders Equity	$1,401,271	$2,002,710	$780,423	$1,059,490	$1,215,888	$1,383,935	$1,648,425
Average Goodwill & Other Intangibles, Net of Deferred Tax Liabilities	($585,711)	($906,041)	($317,523)	($442,215)	($516,840)	($584,885)	($732,978)
Average Tangible Equity	**$815,560**	**$1,096,669**	**$462,900**	**$617,275**	**$699,048**	**$799,050**	**$915,447**
Return on Average Tangible Equity	**17.10%**	**15.65%**	**15.39%**	**13.41%**	**12.73%**	**12.23%**	**16.24%**
Return on Average Tangible Equity Excluding Restructuring & Merger-Related Expenses and net DTA revaluation	**17.20%**	**16.56%**	**15.57%**	**14.58%**	**13.96%**	**13.90%**	**17.78%**

[1] three-, six-, and nine-month (as applicable) figures are annualized; amortization of intangibles tax effected at 21% for 2018 forward, and 35% for all prior periods
Note: Farmers Capital Bank Corporation merger closed August 2018; First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016; ESB Financial merger closed February 2015

Reconciliation: Legacy Loan Loss Allowance and Total Loans

($000s)	Twelve Months Ending				
	12/31/2014	12/31/2015	12/31/2016	12/31/2017	12/31/2018
Loan Loss Allowance	$44,654	$41,710	$43,674	$45,284	$48,948
Allowance on Acquired Loans	($500)	($1)	($2,566)	($3,066)	($3,116)
Legacy Loan Loss Allowance	**$44,154**	**$41,709**	**$41,108**	**$42,218**	**$45,832**
Total Portfolio Loans	**$4,086,766**	**$5,065,842**	**$6,249,436**	**$6,341,441**	**$7,665,275**
Acquired Loans	($197,023)	($773,190)	($1,583,598)	($1,256,591)	($2,317,632)
Legacy Total Portfolio Loans	**$3,889,743**	**$4,292,652**	**$4,665,838**	**$5,084,850**	**$5,347,643**

Note: Farmers Capital Bank Corporation merger closed August 2018; First Sentry Bancshares merger closed April 2018, Your Community Bankshares merger closed September 2016; ESB Financial merger closed February 2015; "Legacy" as defined in WSBC's ALLL model glossary are "loans that were originated by WesBanco Bank, Inc."